EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

June 29, 2006	TSX Venture Exchange: EMR OTC Bulletin Board: EGMCF U.S. 20-F Registration: 000-51411 Frankfurt Stock Exchange: EML

EMGOLD MINING ANNOUNCES APPOINTMENT OF

VICE PRESIDENT, OPERATIONS

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce the appointment of Mr. David G. Watkinson, P.Eng., to the newly created role of Vice President, Operations.  Mr. Watkinson will be responsible for management of the day-to-day operations of Idaho-Maryland Mining Corporation and Golden Bear Ceramics Company in Grass Valley, California.

Mr. Watkinson brings over 20 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations to Emgold.  In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status.  He holds a B.Sc. in Applied Science, Mining Engineering, from Queen’s University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the Province of Ontario. Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines.  He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company.

 “We are very pleased that Dave has chosen to join the Emgold Mining team,” said Bill Witte, President and CEO.  “Dave’s extensive experience in project and operations management is a valuable addition to Emgold’s technical and management team as we continue to advance the Company’s goal of permitting, exploring, developing and possibly re-opening the Idaho-Maryland Gold Mine and the successful operation of a phased 2400 ton per day integrated gold mill and ceramic production operating facility.”

On Behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.